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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sparton Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

847235

(Cusip Number)

August 3, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 847235

1.	Name of Reporting Person: Judith A. Sare		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 318,030

		6.	Shared Voting Power: 172,386

		7.	Sole Dispositive Power: 318,030

		8.	Shared Dispositive Power: 172,386

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 490,416

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.9%

12.	Type of Reporting Person: IN

2

Item 1.	Security and Issuer

(a)	Sparton Corporation
(b)	2400 East Ganson Street Jackson, Michigan 49202

Item 2.	Identity and Background

(a)	Name:	Judith A. Sare
(b)	Residence Address:	4302 Channel Drive, Akron, Ohio 44319
(c)	Citizenship:	United States of America
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	847235

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-(2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

(a)	Amount beneficially owned:		490,416
(b)	Percent of class:		5.9%
(c)	Number of shares as to which the person has:
	(i)	sole power to vote or to direct the vote	318,030
	(ii)	shared power to vote or direct the vote	172,386
	(iii)	sole power to dispose or direct the disposition of	318,030
	(iv)	shared power to dispose or to direct the disposition of:	172,386

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

1

Item 8.	Identification and Classification of Members of the Group.

     Not Applicable

Item 9.	Notice of Dissolution of Group

     Not applicable.

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Judith A. Sare Judith A. Sare August 2, 2004